WTF WHERES THE FOODTRUCK, LLC.

Unaudited Financial Statements For The Year Ended December 31, 2019 & 2018

June 8, 2020

WTF WHERES THE FOODTRUCK, LLC.
PROFIT & LOSS STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	2019	2018
Operating Income		
Catering Revenue	$115,068	$ -
Service Revenue	15,752	790
Product Sales	-	335
Less: Sales Discounts	(5,080)	-
Net Sales	125,740	1,125
Cost of Sales	(82,833)	(150)
Gross Profit	42,907	975
Operating Expense		
Misc. Office Expenses	3,500	424
Supplies Expense	2,967	1,924
Customer Promotional Gifts	2,650	-
Technology Expense	2,399	-
Dues & Subscriptions	2,270	282
Insurance Expense	1,326	710
Professional Services - Legal	1,253	35
Advertising Expense	1,127	3,499
Licenses & Permits	1,075	1,820
Printing	947	3,358
Meals & Entertainment	853	778
Credit/Collection Services	633	-
Misc. Expenses	2,125	1,078
	23,125	13,907
Net Income From Operations	19,782	(12,932)
Other Income (Expense)		
Misc. Income	1,970	1,000
Interest Expense	(2,937)	(2,328)
Net Income Before Provision for Income Tax	18,815	(14,260)
Provision for Income Taxes	-	-
Net Income (Loss)	$ 18,815	$(14,260)

WTF WHERES THE FOODTRUCK, LLC.
BALANCE SHEET
DECEMBER 31, 2019 & 2018

	12/31/19	12/31/18
ASSETS		
CURRENT ASSETS		
Cash & Cash Equivalents	$ 1,647	$ 4,324
Prepaid Assets	11,961	9,385
Inventory	575	1,357
TOTAL CURRENT ASSETS	14,183	15,066
NON-CURRENT ASSETS		
Capitalized Mobile Application Development Costs	51,374	30,778
TOTAL NON-CURRENT ASSETS	51,374	30,778
TOTAL ASSETS	$ 65,557	$ 45,844
LIABILITIES AND OWNER'S EQUITY		
CURRENT LIABILITIES		
Company Credit Card	$ 2,776	$ -
TOTAL CURRENT LIABILITIES	2,776	-
NON-CURRENT LIABILITIES		
Loans Payable to Shareholders	37,900	38,000
Interest Payable	551	2,328
TOTAL NON-CURRENT LIABILITIES	38,451	40,328
TOTAL LIABILITIES	41,227	40,328
OWNER'S EQUITY		
Shareholder's Equity	20,260	20,260
Retained Earnings (Deficit)	(14,744)	(484)
Current Period Income (Loss)	18,815	(14,260)
TOTAL SHAREHOLDERS' EQUITY	24,330	5,516
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 65,557	$ 45,844

WTF WHERES THE FOODTRUCK, LLC.
STATEMENT OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

	2019	2018
OPERATING ACTIVITIES		
Net Income	$18,815	$(14,260)
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Inventories	782	1,357
Decrease (Increase) in Prepaid Assets	(2,576)	(5,574)
Increase (Decrease) in Interest Payable	(1,777)	2,328
Increase (Decrease) in Company Credit Card	2,776	-
Other Non-Cash Adjustments	(6,526)	-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	11,494	(16,149)
INVESTING ACTIVITIES		
Investment in Mobile Application Development	(20,596)	(20,878)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(20,596)	(20,878)
FINANCING ACTIVITIES		
Shareholder Loan Proceeds	10,000	38,000
Shareholder Loan Payments	(3,575)	(6,525)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	6,425	31,475
NET INCREASE (DECREASE) IN CASH	(2,678)	(5,552)
CASH AT BEGINNING OF PERIOD	4,324	9,876
CASH AT END OF PERIOD	$ 1,647	$ 4,324

WTF WHERES THE FOODTRUCK, LLC.
STATEMENT OF SHAREHOLDERS EQUITY
December 31, 2019 & 2018

December 31, 2019

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2018	$ 5,516	$ -	$ 5,516
Net Income for the period ending December 31, 2019	-	18,815	18,815
Equity Contributions / Adjustments	-	-	-
Balance, December 31, 2019	$ 5,516	$ 18,815	$ 24,330

December 31, 2018

	Opening Equity Balance	Yearly Changes	Total
Balance, December 31, 2017	$ 19,776	$ -	$ 19,776
Net Income for the period ending December 31, 2018	-	(14,260)	(14,260)
Equity Contributions / Adjustments	-	-	-
Balance, December 31, 2018	$ 19,776	$ (14,260)	$ 5,516

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

WTF WHERES THE FOODTRUCK, LLC. ("the Company") is a Limited Liability Company formed under the laws of the State of Nevada. The Company derives revenue by connecting restaurant/food vendors to potential customers via the use of the Company's mobile application and website/services.

The Company will conduct an equity crowdfund offering during the third quarter of 2020 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Capitalized Mobile Application Development Costs

The Company accounts for costs incurred to develop Mobile Applications for internal use in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2019, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

Long-Term Debt

The Company has two long-term debt instruments. The first instrument is a loan due to shareholder in the amount of $10,000 @ 7.5% (annual), commenced on May 1, 2019 with a maturity date of August 14, 2021. The terms of this loan allow the borrower (The Company) to make prepayments towards the principle of the loan. The Company has made payments totaling $3,575 through December 31, 2019.

The second instrument is a loan due to shareholder in the amount of $38,000 @ 7% (annual), commenced on February 12, 2018 with a maturity date of February 1, 2025. The terms of this loan allow the borrower (The Company) to make prepayments towards the principle of the loan. The Company has made payments totaling $6,525 through December 31, 2019.

NOTE C- INCOME TAXES

The Company is a Limited Liability Company ("LLC") for income tax purposes. In lieu of corporate income taxes, the owners are taxed on their proportionate shares of the Company's taxable income. Accordingly, no liability for federal or state income taxes and no provision for federal or state income taxes have been included in the financial statements.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not'' threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a limited liability company electing to be taxed as a pass-through entity as its only significant tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 8, 2020, the date that the financial statements were available to be issued.